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09055957

SI   ...IMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/08   AND ENDING   12/31/08

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

ONE MADISON AVENUE

                                    (No. and Street)

NEW YORK	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  STEVEN ALOUPIS   (212) 667-0700

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  RUBIO CPA, P.C.

                                 (Name – *if individual, state last, first, middle name*)

2120 POWERS FERRY RD, SUITE 350	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☑ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AB
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OATH OR AFFIRMATION

I, __STEVEN ALOUPIS__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.__ , as
of __DECEMBER 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

JOHANNA G. VARGAS
NOTARY PUBLIC, State of New York
No. 01VA6127634
Qualified in Bronx County
Commission Expires May 31, 2009

_____
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
Financial Statements
For the Year Ended
December 31, 2008
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Standard Chartered Securities (North America) Inc.

We have audited the accompanying balance sheet of Standard Chartered Securities (North America) Inc., as of December 31, 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Chartered Securities (North America) Inc., as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2009
Atlanta, Georgia

Rubio CPA-PC

RUBIO CPA, PC

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

	2008
Cash and cash equivalents	$ 4,298,102
Accounts receivable - related parties	1,319,400
Prepaid expenses	4,691
Total Assets	$ 5,622,193

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$ 423,718
Income taxes payable	167,943
Due to related parties	837,445
Total Liabilities	1,429,106

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; 1,000 shares issued and outstanding	10
Paid-in capital	1,529,331
Retained earnings	2,663,746
Total Stockholder's Equity	4,193,087
Total Liabilities and Stockholder's Equity	$ 5,622,193

The accompanying notes are an integral part of these financial statements.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

	2008
REVENUES	
Agency sales commissions	$ 6,009,334
Interest	49,318
Total revenues	6,058,652
GENERAL AND ADMINISTRATIVE EXPENSES	
Fees to related parties	1,193,970
Other operating expenses	96,390
Total expenses	1,290,360
NET INCOME BEFORE INCOME TAXES	4,768,292
INCOME TAX EXPENSE	2,163,992
NET INCOME	$ 2,604,300

The accompanying notes are an integral part of these financial statements.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

	2008
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,604,300
Adjustments to reconcile net income to net cash	
flows from operations:	
Increase in prepaid expenses	(2,658)
Increase in accounts receivable - related party	(1,255,151)
Increase in accounts payable	382,574
Decrease in income taxes payable	(86,357)
Increase in due to related parties	805,055
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,447,763
CASH FLOWS FROM FINANCING ACTIVITIES:	
Purchase of common stock	10
Capital contributions	1,279,331
Distributions	(465,331)
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	814,010
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,261,773
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of period	1,036,329
End of period	$ 4,298,102

The accompanying notes are an integral part of these financial statements.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2007	-	$ 250,000	$ 524,777	$ 774,777
Capital cotnributions	10	1,279,331		1,279,341
Distributions			(465,331)	(465,331)
Net income			2,604,300	2,604,300
Balance, December 31, 2008	$ 10	$1,529,331	$2,663,746	$4,193,087

The accompanying notes are an integral part of these financial statements.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> Standard Chartered Securities (North America) Inc. (the "Company"), is a Delaware corporation and an agency broker registered with the U. S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority.

The Company was formed in 2008 upon acquiring substantially all the assets and liabilities of SCB Securities Limited, a UK company. The Company is a wholly-owned subsidiary of Standard Chartered Bank ("Parent") of the United Kingdom.

The Company provides agency brokerage services for U.S. market issuers in securities transactions structured by its Parent.

<u>Basis of Accounting:</u> The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States.

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed insured limits.

<u>Accounts Receivable:</u> The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2008 are considered collectible and no allowance for doubtful accounts has been provided.

<u>Income Taxes:</u> The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Agency Sales Commissions Revenues: Agency sales commission revenues include fees from securities transactions, where some are fee/commissions for primary and private re-sale transactions and some are fees from apportion of syndicate activity. Agency sales commissions are recorded upon settlement. The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

NOTE B — NET CAPITAL

The Company, as a registered agency broker, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,304,103, which was $1,274,629 in excess of its required net capital of $29,474 and its ratio of aggregate indebtedness to net capital was .34 to 1.0.

NOTE C – CONCENTRATIONS

Over 20% of sales commission revenue was earned from two customers, both of whom were introduced by related parties.

NOTE D – RELATED PARTIES

The Company has expense sharing agreements with subsidiaries of the Parent. Under the agreements, the subsidiaries provide the Company with office facilities and other general and administrative support in exchange for monthly fees. The monthly fees are based on an allocation of the subsidiaries' expenses to the Company.

The agreements require monthly payments and total cost under the agreements for the year ended December 31, 2008 was approximately $1,194,000.

NOTE D – RELATED PARTIES (CONTINUED)

The payable to related parties at December 31, 2008 arises from the expense sharing agreements. All agency sales commissions were earned from sales of securities structured by the Parent and its subsidiaries.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE E – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$2,163,992
Deferred income tax expense	-
Income tax expense	$2,163,992

The current income tax expense represents U.S. federal, state and local income taxes, currently payable.

SUPPLEMENTAL INFORMATION

SCHEDULE I
STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2008

NET CAPITAL:

Total stockholder's equity	$4,193,087
Less nonallowable assets:	
Intercompany accounts	(1,714,444)
Prepaid expenses	(4,691)
Accounts receivable - related parties	(1,169,849)
	(2,888,984)
Net capital before haircuts	1,304,103
Less haircuts	-
Net capital	1,304,103
Minimum net capital required	29,474
Excess net capital	$1,274,629
Aggregate indebtedness, net of intercompany accounts	$ 442,111
Net capital based on aggregate indebtedness	$ 29,474
Ratio of aggregate indebtedness to net capital	.34 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008

Net capital as reported in Part IIA of Form X-17A-5	$1,166,768
Adjustment to income taxes payable	137,335
Net capital as computed above	$1,304,103

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Standard Chartered Securities (North America) Inc.

In planning and performing our audit of the financial statements of Standard Chartered Securities (North America) Inc., for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Standard Chartered Securities (North America) Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 25, 2009
Atlanta, Georgia

RUBIO CPA, PC